EXECUTED COPY

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
## FOR FEBRUARY 28, 2002

**Banco Santander Central Hispano, S.A.**
**(Exact name of Registrant as specified in its charter)**



**Plaza de Canalejas, 1**
**28014 Madrid, Spain**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X    FORM 40-F ___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___    NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]*
*Not applicable*

Banco Santander Central Hispano, S.A.

**TABLE OF CONTENTS**

Santander Central Hispano

# MAJOR EVENT

Banco Santander Central Hispano, S.A. hereby notifies the resolution adopted by the Board of Directors of BCH Capital Limited on January 18th 2002 to redeem in advance all of the "A" Series preference shares issued by such institution, amounting to 100 million U.S. dollars.

BCH Capital Limited is a company incorporated under the laws of the Cayman Islands.

The redemption of the issuance will be carried out on February 26th 2002.

The Bank of Spain, within its sphere of competence regarding the supervision of the solvency of credit institutions, has authorised the aforementioned redemption.

Madrid, February 18th 2002

**Investor Relations Department**
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Santander Central Hispano

MAJOR EVENT

# SANTANDER CENTRAL HISPANO CHAIRMAN EMILIO BOTÍN INFORMS SHAREHOLDERS OF GROUP RESULTS IN 2001

## Net attributable income of 2,486 million euros (+10.1%) The shareholders meeting approves a 2001 dividend of 0.2885 euros per share, +5.5% more than in 2000

**Santander, February 9 2002 -** Santander Central Hispano today informed shareholders of its 2001 results. Despite an economic framework of slower growth and uncertainty generated by the events of September 11, net attributable income rose 10.1% to 2,486.3 million euros.

Bank strategy, in a consolidation year, focused on strengthening the capital base, maintaining high liquidity and rigorous loan risk management. The Group provisioned for the entire book value of its investment in Banco Río, with a special reserve of 1,187 million euros, and charged 398 million euros to reserves for the impact of the peso devaluation.

The shareholders meeting approved a fourth 2001 dividend of 0.0631 euros per share to be paid on April 30. Total gross dividend for the year thus came to 0.2885 euros, a rise of 5.5% over the 2000 payment.

The Chairman of Santandner Central Hispano, Emilio Botín, highlighted in his address to shareholders that the "the strength of our balance sheet, the ability to generate recurrent income and cost control have made it possible for our earnings to grow." He recalled that the Bank has met its goal announced last year of increasing the BIS ratio to 12.04% from 10.86% and that 5,750 million euros have been assigned to provisions, writedowns and goodwill amortization.

Emilio Botín argued in favour of a greater unity of criterio at an international level on treatment of goodwill. Noting that from January 1 this year, new norms allow US companies to avoid amortizing goodwill on acquisitions while there is no loss in value in real terms, he said that "this accounting asymmetry places European companies such as ours at a clear disadvantage versus the U.S. and I consider it should be analysed an rectified as soon as possible."

**Investor Relations Department**
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

On cost reduction, he said this continues to be one of the priority objectives of the Group, enabling it to achieve an efficiency ratio last year of 53.98%, an improvement of 2.5 percentage points. He recalled that the decision to unify the two branch networks under one brand name has reinforced the objective of streamlining operations and cost savings.

The recent unification of the management structure in commercial banking follows the described line of adjustment. Efficiency should not rest exclusively on reducing costs, but also on generating more revenues. In this respect, Botín said that "in spite of the adjustments being made at branch level, the retail network has continued to increase market share in savings accounts and mutual funds where we already are above 26%.

He argued that quality service is fundamental to guaranteeing the creation of value in the medium and long term. It is therefore vital to continue investing in technology, where the Bank is laying the foundations of a new multi-channel technology platform and is developing a Corporate Intranet as a communications vehicle among the 115,000 Group employees around the world.

First Vice-Chairman and Managing Director Angel Corcóstegui pointed to the achievements of the year and the Group's priorities, among which he mentioned improved service, cost reduction, balance sheet strength, a professionally motivated workforce, and transparency, "a way of doing business that has given us credibility and leadership in the market."

Botín pointed to the great success of the launch of the euro in this country, thanks to the determined support of the Spanish government and the contribution of Spanish society. He said that the euro "constitutes a new and wider environment in which only the most efficient and competitive will survive." For this reason, he called on European leaders to make progress on a package of labour, fiscal and public service reforms which will enable their economies to gain competitiveness against countries with more efficient economies such as the United States.

Turning to the Bank's strategy in Europe, he pointed to its positioning in consumer finance which will take a leap forward in March with the acquisition of the leading vehicle finance company in Germany, AKB, which will merge with Group subsidiary CC-Bank. "This is a strategic operation in a pan-European business which will give us the critical mass needed to address future investments in the area."

In Italy, the Group is active in this business through Finconsumo "where our aim is to continue increasing market share with our partner San Paolo-IMI." This presence, together with Hispamer in Spain, gives the Group more than 4 million European customers in consumer finance.

In Latin America, Botín said he was "proud" of the Bank's leading franchise in the region, "one of the distinguishing hallmarks of Santander Central Hispano and one of our key strategies." He praised the work of the team at Banco Río which "managed to minimise risks and handled a situation of national crisis in an exemplary manner," and added that "although it is still far too soon to make any final judgement, the measures recently adopted lead me to think that we are on the right track to ensuring a viable financial system."

He also called attention to results in Brazil, Mexico and Chile, which have compensated with better than expected profits for the drop in Argentina. At Banespa, a net attributable income of US$424 million was achieved, a return on investment in dollar terms of 9% in its first year in the Group. In Mexico, Serfin earned US$323 million, with a return on investment in dollars of 18%. "Given our diversification and size in Latin America, it is possible to obtain recurrent and increasing earnings and to reach a return on investment of between 16 and 18% in dollar terms in the medium term."

"We prefer to strengthen our balance sheet rather than generate short-term earnings. The decisions taken enable us today to face the future with confidence," Botin told shareholders, adding that net attributable income is targetted to rise 10% this year. Efficiency ratio is targetted to improve by two points to 51% and the balance sheet will be further reinforced to achieve a BIS ratio above the present 12%.

Corcóstegui also focussed on these objectives in his address, highlighting the following tasks: compete for leadership only in activities and markets where the Bank can succeed, focus more on recurring income items, strengthen margins and obtain more commissions, founded on a strong business drive, continued leadership of the ratios for efficiency and productivity, and risk management, that gives top priority to asset quality.

Botín said it is important to assess the share price trend with an historical perspective. He recalled that in the past 10 years the Bank has tripled its net income and shareholders have multiplied the value of their investment by seven, while dividend per share has risen at an average annual accumulated rate of 11.2%. "Although time counts for little, in view of these figures, I believe that trusting in our Group over the last 10 years has been well worthwhile," he said, adding that his a commitment is to consistently increasing earnings per share over the medium term.

**Investor Relations Department**
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Santander Central Hispano

MAJOR EVENT

## BANCO SANTANDER CENTRAL HISPANO, S.A.

Third Interim Dividend

As from 31st January 2002, Banco Santander Central Hispano will pay a dividend on all currently outstanding ordinary shares as follows:

| Number of Shares | Gross Dividend | 18% Withholding Tax | Net Dividend |
|---|---|---|---|
| 4,569,362,499 | Euro 0.075126 | Euro 0.013523 | Euro 0.061603 |

The dividend is the third, payable on a quarterly basis, charged to year 2001 earnings.

Santander, 14th January 2002

**Investor Relations Department**
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: February 28, 2002

By: ______________________

Name: *Antonio Aparicio*

Title: Senior Vice President